Exhibit 99.1

Maris-Tech Receives Repeat Opal System Order from a Leading Israeli Defense Company

This $230,000 purchase order brings total Opal orders from the customer to approximately $1.7 million

Rehovot, Israel, Nov. 14, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) - based edge computing technology, today announced that it has received another order of approximately $230,000 for its Opal ruggedized video intelligence system from a leading Israeli defense company.

This latest order brings total orders for the Opal system from this customer to approximately $1.7 million, underscoring the customer’s continued confidence in the platform’s performance, reliability, and mission readiness.

Opal is a tactical edge computing system that combines advanced AI acceleration with ultra-low latency streaming, enabling superior video, audio, and telemetry data processing. Built to withstand harsh environmental conditions, Opal meets MIL-STD requirements and delivers robust performance in challenging scenarios where reliability, low SWaP consumption, and uninterrupted video intelligence are essential.

This order marks another milestone in the growing adoption of Opal across advanced defense applications. It further expands Maris-Tech’s footprint in the Israeli market and reinforces the platform’s strong reputation among leading end users.

“We believe that this new order is another strong vote of confidence from one of our key long-term customers,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Our customer’s continued trust reinforces the value of ruggedized, reliable edge-video technology, and we remain committed to delivering solutions for the most demanding environments.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, HLS, and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the growing adoption of Opal across advanced defense applications, the Company’s platform’s reputation among leading end users, that the Company’s customer’s continued trust reinforces the value of ruggedized, reliable edge-video technology, and the Company’s commitment to delivering solutions for the most demanding environments. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com